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                                                                  Exhibit (d)(6)


Sunquest Information Systems, Inc.                                 July 19, 2001
Keith B. Hagen
2996 E. Manzanita Ridge Place
Tucson, AZ 85718

Dear Keith,

We are pleased to offer you the positions of Sr. Vice President of Development and Chief Technology Officer at Sunquest Information Systems, Inc. (the "Company"). You will assume this position upon acquisition of the Company by Sunshine Acquisition Corporation, a subsidiary of Mysis plc ("Misys"). The terms and conditions associated with this position are set forth in the attached employment agreement. For ease of reference, I have outlined below the main parameters of the offer.

BASE SALARY:  the base salary for this position will be $210,000 per annum.

BONUS:  Your bonus will be performance-based and will be determined as follows:

1. For the fiscal year January 1, 2001 to December 31, 2001, your current bonus structure will remain in place. However, your Management By Objectives under the current bonus structure will be reviewed by senior management at Misys and may be revised to more appropriately reflect Misys' business goals.

2. For the abbreviated fiscal year 2002 commencing January 1, 2002 and ending May 31, 2002, you will be eligible for a bonus (prorated to reflect the abbreviated fiscal year) targeted at 35% of base salary. The amount of the bonus actually paid to you will be based on (i) the profits of the Sunquest business unit and (ii) your attainment of your Individual Performance Objectives (IPO's).

Your bonus for the abbreviated fiscal year 2002 will be determined by multiplying the bonus amount by a fraction, the numerator of which is 5 and the denominator of which is 12.

CASH INCENTIVE:

Additionally, you are eligible to receive a special one-time cash retention bonus provided that you continue your employment with the Company for the initial term, subject to the terms of the employment agreement. This retention bonus will equal $157,500, which is 75% of your starting base salary.
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Keith B. Hagen
7/19/01


MISYS STOCK OPTIONS:

I am also delighted to inform you that you are one of a select group of key individuals within Misys who have been chosen for participation in Misys Executive Share Options Plan ("Plan"). The Plan has been specifically designed to reward and retain senior executives of Misys and its affiliates. You will be pleased to learn that you will be granted a block of Misys share options ("Options") in two categories:

1. Initial Incentive- In order to incentivize you immediately toward achieving the Company's goals and objectives while building personal wealth, we have elected to grant you an Option to purchase 70,000 Type III shares.

2. Standard Incentive- In order to incentivize you for the longer term we have elected to grant to you an Option to purchase an additional 30,000 Type III shares.

We anticipate that these Options will be awarded to you in August/September of 2001. Please note that the award of these Options to you, as well as any future award of Options under the Plan, is subject to the approval of the Compensation Committee of Misys. Accordingly, this letter is not intended to serve as a contract to award share options to you in the future. However, it goes without saying that I would expect that members of the senior team of any Misys affiliated company will receive Options under the Plan. The vesting of the Options are described in the employment agreement. When the eventual grant is made, you will be given a booklet fully explaining the Plan.

I trust the above accurately reflects your understanding of our agreement. Hopefully you can see that your total compensation package, including as it does Options to purchase a total of 100,000 Type III shares, reflects the high standards of integrity and performance which are expected from a senior executive such as yourself. I look forward to continuing to work with you to ensure the success of the Company, Medic and ultimately Misys.

Sincerely,


Tom Skelton
Chief Executive Officer, Misys Healthcare Division